MARTIN ABRAMS
                     c/o ABRAMS/GENTILE ENTERTAINMENT. INC.
                              244 WEST 54TH STREET
                               NEW YORK, NY 10019

                                                                January 21, 1999


MSH Entertainment Corporation
330 Ocean Park Blvd.
Santa Monica, CA 90405
Attn: Robert Maerz, Chairman

Dear Mr. Maerz:

         Reference is made to that certain Stock Purchase Agreement (the "Agreement") as amended by Letter Agreements dated September 4, 1998, September 24, 1998 and October 1, 1998 (the "Amendments") between the undersigned, MSH Entertainment Corporation ("Buyer") and the undersigned, Martin Abrams ("Seller"). This Agreement will modify the Agreement and the Amendments; however, except as expressly provided herein, the terms and conditions of the Agreement and the Amendments are hereby confirmed and ratified, Seller has agreed to extend the date of the Closing until 5 pm on January 27, 1999 on the condition that MSH confirm the following, by signing where indicated below:

         1. It is agreed that for a period of two (2) years after the date of Closing in the transaction contemplated by the Agreement and the Amendments, Up Up & Away (America), Inc. and Parico Investments Ltd., d/b/a Up Up & Away (collectively referred to herein as "Up Up & Away") (or another entity, with the same shareholders, designated by Seller) shall act as the exclusive licensing/marketing agent for any and all toys created by Buyer or by Abrams/Gentile Entertainment, Inc. ("AGE"), but only to the extent such toys are related to properties in development with AGE prior to the date of Closing (including without limitation any toys or toy concepts created by John or Anthony Gentile), on the following basis:

                  (a) In those instances where toys or toy concepts arise as an offshoot of a television, motion picture or other entertainment property, Up Up & Away will receive 35% of the gross advances and royalties derived from the sale or exploitation of any such toys or toy concepts, except that if advances subject to this sentence are needed to fund production of a theatrical or television show (live or animated), or video or electronic games, and any and all visual productions for any delivery system, Up Up & Away shall receive only 8% of such advances, such reduction to be applicable only to advances actually used for production expenses. In those instances where a toy or toy concept is created separate and apart from an entertainment property, Up Up & Away will receive 50% of the gross advances and royalties derived from such exploitation of such toy or toy concept. For purposes of clarification, the parties acknowledge that the exclusive arrangement described in this Paragraph 1 shall not be applicable to (A) any arrangement proposed by a third party for which there is already in place an arrangement for the licensing/marketing of toys or toy concepts and (B) any revenues arising from sales of toys if such sales are executed entirely in-house by MSH (e.g., internet, e-commerce or an internet network).

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                  (b) With respect to all other merchandise licensing activities conducted by MSH or its affiliates, Up Up & Away shall act as the exclusive merchandise licensing agent with respect to any and all such properties and will receive a licensing agent fee of 30% (domestic) and 40% (foreign), it being understood that such fee shall include all fees payable to foreign agents.

                  (c) The fees payable to Up Up & Away hereunder shall at all times be within the industry standard range of fees paid to licensing/marketing agents, and if it is established that such fees are in excess of the industry standard range, the parties agree that such fees shall be reduced so as to be within such range.

                  (d) Up Up & Away agrees that if, in a change in control or purchase of MSH by a third party, Seller is offered the opportunity to participate in such purchase on the same terms as are applicable to the selling shareholders of MSH or if Seller is, at the time of such change in control, no longer a shareholder of MSH, MSH shall have the right to elect to terminate the exclusive arrangement described in this Paragraph 1, it being agreed that such termination shall not be applicable to current agreements or agreements for which material negotiations have begun and which are executed within 6 months following the change of control.

                  (e) Up Up & Away shall have the right to terminate the exclusivity arrangement described in this subparagraph 1(a) upon 30 days prior written notice to MSH. Such termination shall not affect agreements in force or agreement fore which material negotiations have begun and which are executed within 6 months following such termination.

                  (f) It is agreed that the fees payable to Up Up & Away hereunder shall be payable for the full term (including any renewals or extensions) of any applicable license, regardless of the termination of the exclusivity arrangement described in this Paragraph 1.

         2. MSH acknowledges that, for a period of five (5) years from the date of Closing, neither it nor any affiliate will, enter into any co-production, licensing, distribution or other business arrangement with the Canadian production company known as Annex, or the production company known as Cambian if the arrangement relates to the property known as "Hammer Horror", without the prior written consent of Seller and without having first having negotiated and signed an agreement with Seller confirming his right to receive 25% of the advances, royalties or other compensation payable to MSH or any of its affiliates, or on its or any of its affiliates' behalf in connection with any such business arrangement, it being understood that Seller has been the procuring cause of any such business relationship by virtue of his having introduced those entities to MSH and AGE.

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         3. MSH agrees that Up Up & Away shall be entitled to partition and sublease, for a period of two (2) years, offices on the 9th floor which constitute the front part of the space on such floor, at a monthly rent of which is proportionate to the entire 9th Floor, payable on or before the 10th day of each month. MSH further agrees that Up Up & Away shall be entitled to subdivide such space so as to physically separate Up Up & Away's office space from the rest of the 9th Floor office space, although Up Up & Away shall, if MSH requests, subdivide so as to provide MSH with reasonable access to its space on the 9th Floor through the space occupied by Up Up & Away. If the applicable lease forbids such arrangement, Up Up & Away shall sublease MSH the back part of the space on the same terms. MSH further agrees that if MSH/AGE proposes to terminate its lease for the 9th Floor, MSH shall offer Up Up & Away the right to take over the part of the space Up Up & Away is then occupying, subject to any consent required by the Landlord.

         4. MSH agrees that, commencing upon the closing of the transactions contemplated hereunder, MSH (or any of its affiliates) shall enter into a consulting arrangement with Ms. Jenny Gentile, pursuant to which MSH (or any of its affiliates) will pay Ms. Gentile an annual consulting fee in the amount of $120,000 per annum, (payable at the rate of $10,000 per month) for a period of three (3) years, in consideration of Ms. Gentile's rendering marketing and licensing consulting services to MSH and AGE and in further consideration of her serving as a liaison between MSH/AGE and Up Up & Away. and in addition to any consideration Ms. Gentile may receive for her shares of ACE. That consulting agreement will further provide that, in the event of MSH's (or AGE's) default in making any of the monthly payments due to Ms. Gentile thereunder, the balance of the consulting fees for the unexpired portion of the three year term will immediately accelerate and become due and payable. Finally, MSH agrees that Ms. Gentile shall report directly to John Gentile in connection with her consulting services. Seller agrees that if Ms. Gentile refuses to enter into such an agreement, or renegotiates the terms of such an agreement, MSH/AGE shall not be in breach of the Agreement. At Seller's request, MSH shall provide Seller with a copy of Ms. Gentile's agreement with MSH/AGE so as to confirm its satisfaction of the obligations hereunder.

         5.) MSH agrees to provide Seller with 750,000 shares of newly issued shares of restricted common stock of MSH. These shares will be in addition to the shares issuable pursuant to subsection 1.2.4 of the Agreement (as modified by the Amendments).

         6.) Seller agrees that the interest payment required by Paragraph 5 of the September 4, 1998 Amendment is hereby waived, and Seller agrees to return to MSH, at the Closing, the Confession of Judgment previously delivered to Seller.

         7.) You agree that if the Closing does not occur by January 26, 1999 as provided herein, you authorize Rubin, Bailin, Ortoli, Mayer Baker & Fry, LLP, as escrow agent for 660,000 shares of freely trading common stock of MSH, to release to Seller such shares, and MSH agrees that such shares shall be Seller's without further obligation to MSH and in addition to Seller's obligations under the Agreement, as amended, and without limiting any of Seller's legal or equitable rights against MSH for its breach of the Agreement, as amended. MSH agrees that if the Closing does occur as provided herein, such shares shall be released to Seller as additional consideration.

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         8.) Unless and until the closing of MSH's acquisition of AGE, MSH will not issue any further press releases or disseminate any other information, over the Internet or otherwise, concerning Marty Abrams, AGE or the pending transactions, without Marty Abrams' prior written consent.

         9.) You acknowledge that I, or one of my affiliates has made the September 30, 1998 and November 80, 1998 interest installments of the Hallmark Loan (defined in the Agreement), and you agree to reimburse me (or to reimburse my affiliate) for such payments at the Closing. In addition, you agree that you will, at the Closing, pay $100,000 to Rubin, Bailin, Ortoli, Mayer, Baker & Fry in escrow, such amount to be used to pay an additional payment of the Hallmark Loan prior to February 20, 1999. If you fail to do so, you shall negotiate in good faith with me so as to provide me with additional security acceptable to me for the repayment of the Hallmark Loan, and I shall not be obligated to close this transaction until such additional security is satisfactory to me. Notwithstanding the foregoing I agree that prior to any such payment of the Hallmark Loan. I will cooperate with you in your efforts to renegotiate the terms of the Hallmark Loan. If you are unable to accomplish such renegotiation by February 20, 1999, I am hereby authorized to instruct Rubin Bailin, et al. to make the required payment.

         10.) You agree to modify the Security Agreement, pursuant to which you agreed that MSH's 18.75% membership interest in Freedom Multimedia LLC ("Freedom") was collateral for certain obligations, so as to provide that such membership interest shall not be diluted below 18.75% of the total membership interests in Freedom until such collateral is released as provided in the Security Agreement, except in the event of a mutually agreed financing pursuant to which all members of Freedom are diluted in proportion to their respective interests. I agree that you shall, after the Closing, be entitled to appoint one of the members of the Board of Managing Members of Freedom.

         11.) You agree to modify the Security Agreement which governs the collateral of 26 shares of the shares of AGE purchased by MSH to provide that such collateral shall not be diluted below 29.54% of the total outstanding equity of AGE until such collateral is released as provided in the Security Agreement.

         12.) MSH and Seller agree that instead of the escrow arrangement described in subparagraph 8.6 of the Agreement, Seller has agreed to reduce the number of newly issued restricted shares deliverable to Seller at the Closing by 400,000 shares, and MSH agrees that Seller shall have no obligation or liability regarding the Gaumont claim.

         13.) In light of my continued employment by AGE through the end of the 1998, and to ensure the funding of my pension fund interests, including my $65,000 share of the $98,000 in aggregate underfunding of such pension funds, Paragraph 1 of the September 4, 1998 Amendment to the Agreement is hereby amended to read as follows:

         "1.) You, on behalf of yourself and AGE, hereby waive any claim against me for underfunding of the AGE pension funds. You agree that my pension shall be funded at $256,000, and I agree that funding for my pension will be limited to $256,000, and I waive any rights I may have to require further funding of my AGE pension. I will execute such other documents as you may request to confirm such waiver. You agree

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         that I will not be responsible for any other underfunding of such pension funds for other employees. I agree that if you are required by law to provide funding in excess of the aforesaid $256,000 with respect to my pension in order to avoid reporting an underfunded pension, notwithstanding try waiver. I shall reimburse you for such excess funding upon your request."

         You agree that you shall make all payments required to satisfy such obligations no later than the date such payments are required to be made by law (taking into effect any extensions permitted by law).

         14. You, on behalf of yourself and AGE, acknowledge and agree that:
(a) it has not been the intention of the intention of the parties for MSH to acquire any direct or indirect interest in the company Up Up & Away, Inc., and
(b) if AGE owns any interest in the company Up Up & Away, Inc., all such interests shall be transferred, prior to the Closing, or expeditiously after the Closing, to the current shareholders of AGE, namely Martin Abrams, John Gentile, Anthony Gentile and Jenny Gentile, and that any such transfer shall not be subject to your approval or consent.

         15. You and I agree that my right to participate in the net proceeds of Space Cowboys (licensed from Gene Kirkwood) shall be the same as are applicable to the Micronauts property referred to in subparagraph 8.2.2 of the Agreement.

         16. You and I agree that all contracts entered into by you (or AGE) with respect to any properties in connection with which I have a right to net proceeds shall require that proceeds payable to you or on your behalf (or to AGE or on AGE's behalf) including, without limitation, Micronauts, Samurai/Paparazzi and Space Cowboys, shall be paid directly into an account held in our joint names, and that payments shall be made directly from such account to you and me immediately following credits thereof, upon authorization of both Mike Welsh (or MSH's designated representative) on your behalf and me.

         17. You agree that producer fees payable to AGE on Micronauts shall be negotiated in good faith between Martin Abrams and John Gentile expeditiously following the Closing.

         18. I agree that the 500,000 shares of free trading common stock of MSH deliverable pursuant to subparagraph 7 of the September 24, 1998 Amendment shall be delivered on or before May 6, 1999.

         19. You further acknowledge that you shall cause AGE to pay me the sum of $175,000 at Closing, which sum represents my share of previously reported taxable profits which I voluntarily elected to leave in AGE.

         20. It is agreed tat with respect to any fees, royalties or other payments due Seller pursuant to the Agreement shall be subject to Seller's right to examine, or retain an accountant to examine Buyer's, or Buyer's affiliate's books and records as same pertain to the applicable property. Seller shall notify you in writing of his election to conduct such an audit. Any such examination shall be for a reasonable duration, shall take place at Buyer's offices during normal business hours not less than thirty (30) days following Buyer's receipt of such notice from Seller.

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         21. It is agreed that I shall have a right to approve all production elements as well as the terms of all licensing or other agreements pertaining to the Micronauts property.

         22. For purposes of clarification only, you acknowledge that the total number of shares to be issued to me as part of the purchase price pursuant to the Agreement is as follows:

                 1.) 300,000 newly issued shares, receipt of which is acknowledged (pursuant to 1.2.3 of the Agreement);

                 2.) 1,765,000 newly issued restricted shares, deliverable at the Closing (pursuant to 1.2.4 of the Agreement, as modified by Paragraph 3 of the 9/4/98 Amendment and Paragraph 12 above);

                 3.) 660,000 shares of free trading common stock, deliverable at the Closing (currently in escrow, pursuant to Paragraph 3 of the 9/4/98 Amendment);

                 4.) 400,000 shares of newly issued restricted shares, deliverable at the Closing (pursuant to Paragraph 4 of the 9/4/98 Amendment);

                 5.) 500,000 shares of free trading common stock, deliverable on or after the Closing, but no later than May 8, 1998 (pursuant to Paragraph. 7 of the 9/24/98 Amendment and Paragraph 18 of this agreement); and

                 6.) 750,000 shares of newly issued restricted shares, deliverable at the Closing (pursuant to Paragraph 5 of this agreement).

         Kindly indicate your confirmation below.



                                                  /s/MARTIN ABRAMS
                                             -----------------------------------
                                             Martin Abrams


AGREED AND CONFIRMED:

MSH ENTERTAINMENT CORPORATION



By:     /s/ROBERT MAERZ
   -----------------------------------
   Robert Maerz, Chairman

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